Exhibit 99.2

RAM ENERGY HOLDINGS LLC AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the Year Ended September 30, 2021

RAM ENERGY HOLDINGS LLC

AND SUBSIDIARIES

Consolidated Financial Statements

As of and for the Year Ended September 30, 2021

RAM Energy Holdings LLC and Subsidiaries

Independent Auditor’s Report

To the Board of Directors

RAM Energy Holdings LLC

Tulsa, Oklahoma

Opinion

We have audited the accompanying consolidated financial statements of RAM Energy Holdings LLC and its subsidiaries (the “Company”), which comprise the consolidated balance sheet as of September 30, 2021, and the related consolidated statements of operations, member’s equity, and cash flows for the year then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control- related matters that we identified during the audit.

/s/ BDO USA, LLP

Houston, Texas

November 16, 2021

Consolidated Financial Statements

RAM Energy Holdings LLC and Subsidiaries

Consolidated Balance Sheet

September 30,	2021
Assets
Current Assets
Cash and cash equivalents	$27,466,302
Accounts receivable, net	4,572,592
Derivative assets	14,806
Prepaid expenses	185,530
Total Current Assets	32,239,230
Property and Equipment, at Cost
Proved oil and natural gas properties and equipment, full cost method	125,102,893
Unproved oil and natural gas properties	7,544,317
Gas gathering and processing equipment	18,159,939
Other property and equipment	651,138
151,458,287
Less: accumulated depreciation, depletion, amortization and impairment	(100,129,778)
Net Property and Equipment	51,328,509
Other Assets
Derivative assets	100,052
Restricted cash	1,123,069
Other	15,334
Total Other Assets	1,238,455
Total Assets	$84,806,194
Liabilities and Member’s Equity
Current Liabilities
Accounts payable	$4,591,853
Revenue payable	3,494,864
Accrued liabilities	1,005,360
Derivative liabilities	5,185,147
Current portion of asset retirement obligations	780,292
Total Current Liabilities	15,057,516
Long-Term Liabilities
Derivative liabilities	1,689,999
Asset Retirement Obligations, net of current portion	4,447,549
Long-Term Debt, net	41,253,592
Total Long-Term Liabilities	47,391,140
Commitments and Contingencies (Note 8)
Member’s Equity	22,357,538
Total Liabilities and Member’s Equity	$84,806,194

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Operations

Year Ended September 30,	2021
Revenues
Crude oil sales	$19,730,676
Natural gas sales	24,629,252
Natural gas liquids sales	10,706,765
Water supply services	384,205
Gathering fees	2,480,249
Total Revenues	57,931,147
Operating Expenses
Oil and natural gas operating expenses	14,980,252
Oil and natural gas production taxes	1,803,035
Water usage	75,000
Depreciation, depletion and amortization	9,402,159
Accretion of asset retirement obligations	608,494
General and administrative, overhead and other expenses, net of operator's overhead fees	4,475,254
Total Operating Expenses	31,344,194
Income from Operations	26,586,953
Other Income (Expense)
Interest expense	(1,529,501)
Interest income	14,591
Loss on derivative instruments	(7,841,401)
Other income, net	1,189,321
Total Other Income (Expense)	(8,166,990)
Net Income	$18,419,963

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Member’s Equity

	Units	Member’s Equity
Balance, October 1, 2020	180,805	$3,937,575
Net income	-	18,419,963
Balance, September 30, 2021	180,805	$22,357,538

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Consolidated Statement of Cash Flows

Year Ended September 30,	2021
Cash Flows from Operating Activities
Net income	$18,419,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	9,402,159
Interest expense paid in kind	1,280,153
Amortization of deferred loan costs	209,050
Accretion of asset retirement obligations	608,494
Gain on forgiveness of debt	(1,025,700)
Loss on derivative instruments	7,841,401
Derivative premiums paid	(635,011)
Derivative cash settlements paid	(983,259)
Settlements of asset retirement obligations	(647,654)
Changes in operating assets and liabilities:
Accounts receivable	(2,796,241)
Prepaid expenses and other assets	(17,941)
Accounts payable and revenue payable	(2,740,375)
Accrued liabilities	35,460
Net Cash Provided by Operating Activities	28,950,499
Cash Flows from Investing Activities
Payments for oil and natural gas properties and equipment	(10,153,106)
Payments for other property and equipment	(116,235)
Net Cash Used in Investing Activities	(10,269,341)
Cash Flows from Financing Activities
Proceeds from borrowings on long-term debt	524,700
Deferred loan costs	(28,157)
Net Cash Provided by Financing Activities	496,543
Net Increase in Cash, Cash Equivalents and Restricted Cash	19,177,701
Cash, Cash Equivalents and Restricted Cash - Beginning of Year	9,411,670
Cash, Cash Equivalents and Restricted Cash - End of Year	$28,589,371
Non-Cash Investing and Financing Activities
Oil and natural gas properties accrued	$3,050
Asset retirement obligations	$464,020

The accompanying notes are an integral part of these consolidated financial statements.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

1.	Nature of Operations and Organization

RAM Energy Holdings LLC (“Holdings” or the “Company”) is a Delaware limited liability company, formed in July 2014 and originally was wholly-owned by PennantPark Investment Corporation (“PennantPark”). In May 2021, PennantPark contributed its ownership in Holdings to PNNT Investment Holdings, LLC (“PNNT Investment”), its wholly-owned subsidiary. As a result, Holdings is wholly-owned by PNNT Investment on September 30, 2021.

Holdings was formed as a holding company for interest ownership in RAM Energy LLC (“RAM”). RAM Fayette LLC (“Fayette”) was formed in September 2017 and Fayette Service Company LLC (“Service”) was formed in June 2018, both as wholly-owned subsidiaries of RAM. On October 1, 2019, RAM contributed its ownership in Service to Holdings and Service became wholly-owned by Holdings. Holdings, RAM, Fayette and Service are herein referred to as the “Company.”

RAM was formed in April 2012 as a privately held, independent oil and natural gas company engaged in the acquisition, exploration, exploitation, development and production of oil and natural gas.

In July 2018, the Company began a drilling program in the Austin Chalk formation. Fayette was formed to be an owner in the new wells drilled, and Service was formed to invest in gathering and facilities infrastructure.

RAM operates exclusively in the upstream segment of the oil and gas industry with activities including the drilling, completion, and operation of oil and natural gas wells. RAM conducts the majority of its operations in the state of Texas, with minor operations in the states of Arkansas, New Mexico and Oklahoma.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Holdings, its wholly- owned subsidiaries, RAM and Service, and RAM’s wholly-owned subsidiary, Fayette. All significant intercompany accounts and transactions have been eliminated in consolidation.

Property and Equipment

The Company follows the full cost method of accounting for oil and natural gas properties. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration, and development of oil and natural gas reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of oil and natural gas properties except in transactions that would significantly alter the relationship between capitalized costs and proved reserves. The costs of unproved oil and natural gas properties are excluded from the amortizable base until the time that either proven reserves are found or it has been determined that such properties are impaired. As properties become evaluated, the related costs are transferred to proved oil and natural gas properties.

Under the full cost method, the net book value of oil and natural gas properties may not exceed the estimated after-tax future net revenues from proved oil and natural gas properties, discounted at 10% (the “Ceiling Limitation”). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, and certain production-related and ad valorem taxes are deducted.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

In calculating future net revenues, prices and costs are held constant indefinitely, except for changes that are fixed and determinable by existing contracts. The net book value is compared to the Ceiling Limitation and the excess, if any, of the net book value above the Ceiling Limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. At September 30, 2021, the net book value of the Company’s oil and natural gas properties did not exceed the Ceiling Limitation.

The costs directly associated with unevaluated oil and natural gas properties are not initially included in the amortization base and relate to unproved leasehold acreage, seismic data, wells and production facilities in progress and wells pending determination. Unevaluated leasehold costs are transferred to the amortization base once determination has been made or upon expiration of a lease. Geological and geophysical costs and cumulative drilling costs to date associated with a specific unproved property are transferred to the amortization base with the associated leasehold costs on a specific project basis. Costs associated with wells in progress and wells pending determination are transferred to the amortization base once a determination is made whether or not proved reserves can be assigned to the property. All costs included in the Company’s unproved property balance are assessed on a periodic basis for possible impairment or reduction in value. The assessment includes consideration of numerous factors, including intent to drill, remaining lease term, geological and geophysical evaluations, drilling results and activity, assignment of proved reserves and economic viability of development if proved reserves are assigned. Any impairments of unevaluated properties are transferred to the amortization base. The Company did not have any impairment of its unproved oil and gas properties for the year ended September 30, 2021.

Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated depreciation and amortization are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements that extend the useful life of property and equipment are treated as capital additions.

Depreciation, Depletion and Amortization

All capitalized costs of oil and natural gas properties and equipment, including the estimated future costs to develop proved reserves, are amortized using the unit-of-production method based on total proved reserves. Depreciation of gathering assets and related facilities, and other equipment is computed on the straight-line method over the estimated useful lives of the assets, generally ranging from 3 to 30 years. Amortization of leasehold improvements is computed based on the straight-line method over the term of the associated lease or estimated useful life, whichever is shorter.

Depreciation expense of other property and equipment for the year ended September 30, 2021 was approximately $616 thousand.

Cash and Cash Equivalents

All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

Restricted Cash

At September 30, 2021, the Company had approximately $1.1 million in certificates of deposit held as collateral for letters of credit for the beneficiary of states for the purpose of plugging and abandonment costs of the wells in which the Company has an interest. Such amounts are classified as restricted cash in the accompanying consolidated balance sheet.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the consolidated statement of cash flows:

September 30,	2021
Cash and cash equivalents	$27,466,302
Restricted cash included in other long-term assets	1,123,069
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$28,589,371

Concentrations of Credit Risk

The Company sells oil and natural gas to various customers and participates with other parties in the drilling, completion and operation of oil and natural gas wells. Joint interest and oil and natural gas sales receivables related to these operations are generally unsecured. For the year ended September 30, 2021, over 90% of total revenues and total receivables were from two customers. The Company provides an allowance for doubtful accounts for certain purchasers and certain joint interest owners’ receivable balances when the Company believes the receivable balance may not be collected. Accounts receivable are presented net of the related allowance for doubtful accounts. At September 30, 2021, the allowance for doubtful accounts was $4 thousand.

In 2021, the Company had cash deposits in certain banks that at times exceeded the maximum insured by the Federal Deposit Insurance Corporation. The Company monitors the financial condition of the banks and has experienced no losses on these accounts.

General and Administrative Expenses

The Company receives fees for the operation of jointly owned oil and natural gas properties and records such reimbursements as reductions of general and administrative expenses. Such fees totaled approximately $0.5 million for the year ended September 30, 2021.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions that, in the opinion of management are significant, include oil and natural gas reserves which are utilized in the calculations of, depreciation, depletion and amortization related to oil and natural gas properties, asset retirement obligations and derivative instrument valuations. The Company evaluates its estimates and assumptions on a regular basis. Estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Oil and Natural Gas Reserves Estimates

Independent petroleum and geological engineers prepare estimates of the Company’s oil and natural gas reserves. Proved reserves and the estimated future net revenues are estimated based upon a combination of historical data and estimates of future activity. Consistent with Topic 932 – Extractive Activities-Oil and Gas of the Codification, at September 30, 2021, the Company calculated its estimate of proved reserves using a twelve month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each period within the twelve-month period prior to the end of the reporting period. The reserve estimates are used in the assessment of the Company’s ceiling limitation and in calculating depreciation, depletion and amortization. Significant assumptions are

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

required in the valuation of proved oil and natural gas reserves which, as described herein, may affect the amount at which oil and natural gas properties are recorded. Actual results could differ materially from these estimates.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made, and the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company determines its asset retirement obligations on its oil and natural gas properties by calculating the present value of the estimated cash flows related to the estimated liability. Periodic accretion of the discount of the estimated liability associated with the Company’s oil and natural gas properties is recorded in the consolidated statement of operations.

The Company recorded the following activity related to the asset retirement obligations:

Year Ended September 30,	2021
Liability for Asset Retirement Obligations, Beginning of Year	$5,731,021
Accretion expense	608,494
Additions	132,169
Obligations for wells sold	(568,413)
Settlements	(647,654)
Changes in estimates	(27,776)
Liability for Asset Retirement Obligations, End of Year	5,227,841
Less: Current asset retirement obligations	780,292
Long-Term Asset Retirement Obligations	$4,447,549

Revenue Recognition

On October 1, 2020, the Company adopted Accounting Standards update (“ASU”) No. 2019-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in Accounting Standards Codification 605, Revenue Recognition. The Financial Accounting Standards Board (“FASB”) has also issued several amendments (ASU 2015-14, ASU 2016- 10, ASU 2016-12 and ASU 2016-20) clarifying different aspects of ASC 606. See Note 3 – Revenue from Contracts with Customers.

Income Taxes

RAM, Fayette and Service are disregarded subsidiaries of Holdings. Upon its formation, Holdings elected to be classified as a corporation. On May 31, 2021, Holdings became a wholly-owned subsidiary of PNNT Investment and elected to be a disregarded entity after this change in ownership. There was no tax impact to the Company as this was treated as a tax-free reorganization under Section 368(a)(1)(D) of the Internal Revenue Code. The following table presents the deferred tax balances as of May 31, 2021.

May 31, 2021
Depreciable/depletable property, plant and equipment	$12,614,509
Asset retirement obligation	1,446,615
Derivative assets	579,373
Reserves and other	25,359
Net operating loss carryforward	15,119,086
Total noncurrent deferred tax assets	29,784,942
Valuation allowance	(29,784,942)
Net noncurrent deferred tax assets	$-

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

As the Company is now considered a disregarded entity for tax purposes as of May 31, 2021, a provision for federal income taxes associated with the Company has not been recorded in the accompanying consolidated financial statements. Taxable income or losses generated by the Company as of the date of the election will only be taxed at the Company’s parent’s tax return.

The Company follows guidance issued by the FASB in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company had no uncertain tax positions as of September 30, 2021.

The Company records income tax-related interest and penalties, if applicable, as a component of the provision for income tax expense. There were no amounts recognized relating to interest and penalties in the consolidated statement of income for the fiscal year ended September 30, 2021. Furthermore, none of the Company’s federal or state income tax returns are currently under examination by federal or state authorities. Fiscal year 2017 and forward remain subject to examination by federal and state authorities.

3.	Revenue from Contracts with Customers

Effective October 1, 2020, the Company adopted ASC 606 using the modified retrospective method of adoption. There were no impacts to the Company’s net income or cash flows from operations as a result of the Company’s adoption of ASC 606. However, there were certain changes to the presentation of revenues and related expenses beginning October 1, 2020.

The impact of adoption in the current period results is as follows:

	Year Ended September 30, 2021
	Under ASC 606	Under ASC 605	Change
Operating Revenues
Crude oil sales	$19,730,676	$19,730,676	$-
Natural gas sales	24,629,252	31,829,590	(7,200,338)
Natural gas liquids sales	10,706,765	10,707,881	(1,116)
Water supply services	384,205	384,205	-
Gathering fees	2,480,249	2,480,249	-
Total Operating Revenues	$57,931,147	$65,132,601	$(7,201,454)
Operating Expenses Oil and natural gas operating expenses	$14,980,252	$22,181,706	$(7,201,454)
Net Income	$18,419,963	$18,419,963	$-
Member's Equity, as of September 30, 2021	$22,357,538	$22,357,538	$-

Oil and Natural Gas Sales Revenue

The Company enters into contracts with customers to sell its produced oil, natural gas and natural gas liquids and gas gathering services. Revenues for oil, gas and natural gas liquids are primarily generated

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

in Texas. Revenue attributable to these contracts is recognized in accordance with the five-step revenue recognition model prescribed in ASC 606. Specifically, revenue is recognized at the point in time when the Company’s performance obligations under these contracts are satisfied, which generally occurs when control of oil, natural gas and natural gas liquids transfers to the customer and collectability of the consideration is considered probable. In accordance with ASC 606, the Company considers the following indicators of the transfer of control to determine the point in time at which control transfers to its customers: (i) the Company has a present right to payment for the asset; (ii) the customer has legal title to the product; (iii) the Company has transferred physical possession of the product; and (iv) the customer has the significant risks and rewards of ownership.

When the control of the product transfers to the customer differs depending on the contractual terms of each of the Company’s arrangements with its customers. This generally occurs at the wellhead. Transfer of control drives the presentation of transportation, gathering, processing, and other post-production expenses (“fees and other deductions”). Fees and other deductions incurred prior to control transfer are recorded within lease operating expenses in the consolidated statements of operations, while fees and other deductions incurred subsequent to the control transfer are recorded as a reduction of revenues.

The Company has two general categories under which oil and natural gas revenue is generated:

1)

The company sells oil production at or near the wellhead and receives an agreed-upon index price from the purchaser, net of basis, quality and transportation differentials. Under this arrangement, control transfers at or near the wellhead.

2)

The Company sells unprocessed natural gas to a midstream processor at the inlet of the midstream processing entity’s system. The midstream processor gathers and processes the raw natural gas stream and remits proceeds to the Company from the ultimate sale of the processed natural gas liquids and residue gas to third parties. In such arrangements, the midstream processor obtains control of the product at the inlet and is considered the Company’s customer. Proceeds received for unprocessed gas under these arrangements are reflected as oil and natural gas revenues within the consolidated statements of operations and are recorded net of transportation and processing fees incurred by the midstream processor after control has transferred.

Significant judgments made in applying the guidance in ASC Topic 606 relate to the point in time when control transfers to customers in gas processing arrangements with midstream processors. The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including amounts that represent variable consideration, as volume and price carry a low level of estimation uncertainty given the precision of volumetric measurements and the use of index pricing with generally predictable differentials. Accordingly, the Company does not consider estimates of variable consideration to be constrained.

The Company’s performance obligations arise upon the production of produced oil, natural gas and natural gas liquids from wells in which the Company has an ownership interest. The performance obligations are considered satisfied upon control transferring to a purchaser at the wellhead, inlet, or tailgate of the midstream processor’s processing facility, or other contractually specified delivery point. The time period between production and satisfaction of performance obligations is generally less than one day; thus, there are no material unsatisfied or partially unsatisfied performance obligations at the end of the reporting period.

Revenue is recorded in the month when performance obligations are satisfied. However, settlement statements from the purchasers of produced oil, natural gas and natural gas liquids and the related cash consideration are received 30 to 90 days after production has occurred. As a result, the Company must

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

estimate the amount of production delivered to the customer and the consideration that will ultimately be received for sale of the product. Estimated revenue due to the Company is recorded within the accounts receivable line item on the accompanying consolidated balance sheet until payment is received. The accounts receivable balance from contracts with customers within the accompanying consolidated balance sheet as of September 30, 2021 was $4.6 million. To estimate accounts receivable from contracts with customers, the Company uses knowledge of its properties, historical performance, contractual arrangements, index pricing, quality and transportation differentials, and other factors as the basis for these estimates. Differences between estimates and actual amounts received for product sales are recorded in the month that payment is received from the purchaser. Revenue recognized for the year ended September 30, 2021 that related to performance obligations satisfied in prior reporting periods was immaterial.

For the Company’s product sales that have a contract term of one year or less, the Company has utilized the practical expedient in ASC 606 that exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For the Company’s product sales that have a contract term greater than one year, the Company has utilized the practical expedient in ASC 606 that states it is not required to disclose the transaction price allocated to the remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Gas Gathering Revenue

The Company also provides natural gas gathering and compression services through its ownership interest in a gas gathering system. The Company’s gathering revenues are generated in Texas. For the provision of gas gathering and compression services, the Company collects its share of the gathering and compression fees per unit of gas serviced and recognizes gathering revenue over time using an output method based on units of gas gathered.

4.	Fair Value Measurements

There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The following table sets forth the assets and liabilities measured at fair value on a recurring basis, by level, as of September 30, 2021:

	As of September 30, 2021
	Level 1	Level 2	Level 3	Total
Derivative Asset (Commodity Contracts)	$-	$114,858	$-	$114,858
Derivative Liability (Commodity Contracts)	$-	$6,875,146	$-	$6,875,146

The Company estimates the fair value of its derivative instruments based on published forward commodity price curves as of the date of the estimate, less discounts to recognize present values. The Company estimated the fair value of its derivatives using a pricing model which also considered market volatility, counterparty credit risk and additional criteria in determining discount rates. The discount rate used in the discounted cash flow projections was based on published LIBOR rates, Eurodollar futures rates and interest swap rates. The counterparty credit risk was determined by calculating the difference between the derivative counterparty’s bond rate and published bond rates. A credit valuation adjustment (“CVA”) for the Company is incorporated into the derivative valuation when the overall derivative position with a counterparty is in a liability position. A CVA is calculated based on the spread between the Company’s credit curve and a risk-free rate.

At September 30, 2021, the carrying value of cash, restricted cash, receivables and payables reflected in the Company’s consolidated financial statements approximates fair value due to their short-term nature. The fair value of the Main Street Lending Program Loan approximates fair value due to the interest rate being reflective of market rates.

The Company’s non-financial assets and liabilities, which are initially measured at fair value, are comprised primarily of asset retirement obligations. These liabilities are recorded at fair value when acquired/incurred, but not re-measured at fair value in subsequent periods. The Company classifies such initial measurements as Level 3, since certain significant unobservable inputs are utilized in their determination. The fair value of additions to the asset retirement obligations and certain changes in the estimated fair value of the liabilities are measured using valuation techniques consistent with the income approach, converting future cash flows to a single discounted amount. Inputs to the valuation include: (1) estimated plug and abandonment cost based on a third-party study; (2) estimated remaining life of each field; (3) the Company’s credit-adjusted risk-free interest rate of 3.12%; and (4) the average inflation factor of 1.80%. These inputs require significant judgments and estimates by the Company’s management at the time of the valuation, and are the most sensitive and subject to change.

5.	Derivative Contracts

The Company periodically utilizes various hedging strategies to manage the price received for a portion of its future oil and natural gas production to reduce exposure to fluctuations in oil and natural gas prices and to achieve a more predictable cash flow.

During 2021, the Company entered into certain derivative contracts to manage the impact of oil and natural gas price fluctuations and as required by the terms of its credit facility. The Company did not designate these transactions as hedges. Accordingly, all gains and losses on the derivative instruments during 2021 have been recorded in the consolidated statement of operations.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

The Company’s derivative positions at September 30, 2021, consisting of costless collars and puts, are shown in the following table:

As of September 30, 2021
Start Date	End Date	Commodity	Option Type	Notional Quantity	Weighted Average Floor	Weighted Average Ceiling	Weighted Average Premium
11/1/2021	10/31/2024	Natural Gas	Collar	6,570,000 MMBTU	$2.175	$3.093	Costless
1/1/2021	3/31/2023	Crude Oil	Put	317,900 BBL	$29.310	N/A	$1.998

Gross fair values of the Company’s derivative instruments, prior to netting of assets and liabilities subject to a master netting arrangement, are as follows:

Derivative Financial Instruments	Balance Sheet Location	Fair Value as of September 30, 2021
Commodity Contracts	Current Assets - Derivative Assets	$14,806
Commodity Contracts	Noncurrent Assets - Derivative Assets	$100,052
Commodity Contracts	Current Liabilities - Derivative Liabilities	$(5,185,147)
Commodity Contracts	Long Term Liabilities - Derivative Liabilities	$(1,689,999)
Total Derivatives, net		$(6,760,288)

All of the gains and losses related to derivative contracts are recorded through the “Loss on derivative instruments” account in the consolidated statement of operations.

6.	Acquisitions and Divestitures

May 2021 Disposition

In May 2021, the Company closed on the sale of certain oil and natural gas properties located in various counties in Texas and New Mexico. The Company received no proceeds, but was relieved of $568 thousand of plugging liability. The Company did not recognize a gain or loss on the sale as the divestiture did not significantly alter the relationship between capitalized costs and proved oil and gas reserves.

September 2021 Acquisition

In September 2021, the Company closed on the acquisition of the remaining working interest in the Uhyrek #1-OL Unit located in Fayette County, Texas. The full cost pool was increased by the purchase price of $456 thousand.

7.	Long-Term Debt

Long-term debt consists of the following:

September 30,	2021
2020 Main Street Lending Program Loan	$42,080,153
Less: Deferred Loan Costs	826,561
Long-Term Debt, net	$41,253,592

Paycheck Protection Program Loan

The Company entered into two loans in the amounts of $501 thousand on April 29, 2020, and $525 thousand on February 16, 2021, with the Paycheck Protection Program through the United States Small Business Administration. Each loan had a term of two years and carried an interest rate of 1%. The loan

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

amounts were based on approximately 2.5 months’ of payroll, rent and utilities expense and were forgivable upon showing support for applicable expenditures and proof of eligibility requirements. The Company submitted forgiveness applications and the loans were forgiven in June and August of 2021, respectively. The Company has elected to use ASC 470 to account for these loans, and has recognized gains on forgiveness of debt in the periods in which the debt was legally forgiven. The application for these funds required the Company to, in good faith, certify that the current economic uncertainty made the loan requests necessary to support the ongoing operations of the Company. The receipt of these funds, and the forgiveness of the loans attendant to these funds, was dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loans based on its future adherence to the forgiveness criteria.

Main Street Lending Program Loan Facility

On September 4, 2020, RAM, with Holdings, Fayette and Service, as guarantors, entered into a $40.8 million loan facility with the Main Street Lending Program and Vast Bank (the “Main Street Loan”). The Company used $26.5 million of the proceeds to repay the debt with a former lender and deferred loan costs.

The Main Street Loan matures in 2025 and carries an interest rate of LIBOR plus 3%. The loan provides for interest to be paid in-kind through September 4, 2021 in the amount of $1.3 million. The first interest payment is due October 4, 2021 and each month thereafter. Principal is due as follows: 15% on September 4, 2023, 15% on September 4, 2024, and the remaining 70% on September 4, 2025.

The Main Street Loan is secured by liens on substantially all properties and assets of the borrowers. The loan agreement contains representations, warranties and covenants customary in transactions of this nature, including a financial covenant relating to a minimum debt service coverage ratio, calculated semi-annually. As of September 30, 2021, the Company was in compliance with its financial covenants.

8.	Commitments and Contingencies

From time to time the Company may be involved in claims and litigation arising in the ordinary course of business. In the opinion of management, the outcome of all existing matters will not have a material adverse effect on the Company’s financial position or results of operations.

Leases

RAM leases office space and certain equipment under non-cancelable operating lease agreements that expire on various dates through 2024. Approximate future minimum lease payments as of September 30, 2021 are as follows:

Year Ending September 30,
2022	$464
2023	118
2024	9
$591

Rent expense of approximately $0.5 million was incurred under operating leases for the year ended September 30, 2021.

RAM Energy Holdings LLC and Subsidiaries

Notes to Consolidated Financial Statements

9.	Related Party Transactions

RAM made certain payments on behalf of an officer totaling $51 thousand in 2021, which are due to the Company as of September 30, 2021.

10.	Subsequent Events

The Company evaluates events and transactions occurring after the balance sheet date and before the consolidated financial statements are available for issuance. Such events and transactions have been evaluated through November 16, 2021, the date the consolidated financial statements were available to be issued.

On October 4 and November 4, 2021, the Company paid the first and second interest payments due on the Main Street loan in the amounts of $109 thousand and $113 thousand, respectively.